EXHIBIT 99.3

China Liberal Education Holdings Limited Reports Financial Results for the First Six Months of Fiscal Year 2024

BEIJING, October 11, 2024 /PRNewswire/-- China Liberal Education Holdings Limited (Nasdaq: CLEU) ("China Liberal," the "Company," "we," "our," or "us"), a China-based company that provides technological consulting services for smart campus solutions and other educational services, today announced its unaudited financial results for the first six months of fiscal year 2024 ended June 30, 2024.

Ms. Ngai Ngai Lam, Chairwoman and CEO of China Liberal, commented, "Amidst the challenging economic and market conditions, our revenue experienced a decline in the first half of fiscal year 2024, primarily due to the conclusion of two technological consulting projects for smart campus solutions. Despite these challenges, we successfully maintained a relatively stable revenue stream from our core tailored job readiness training services, which remains the backbone of our income. We are also pleased to report a resurgence in revenue from the sales of textbooks and course materials. Additionally, we sustained a strong gross margin of 84.8%, a significant surge from 63.2% in the same period of last year, driven by our established business strategies and targeted restructuring efforts. Furthermore, our total cash position grew significantly to $84.15 million as of June 30, 2024, a notable increase from $20.34 million as of December 31, 2023. Those figures are a testament to the resilience of our business model and operations, and we expect to navigate short-term headwinds and resume our long-term growth trajectory. Looking forward, we remain confident in our business model and committed to translating our efforts into sustained growth and creating value for our shareholders."

First Six Months of Fiscal Year 2024 Financial Summary

	For the Six Months Ended June 30,
($ millions, except for percentages or per share data)	2024	2023	%Change
Revenue	0.89	1.36	(34.8%)
Gross profit	0.75	0.86	(12.6%)
Gross margin	84.8%	63.2%	21.5pp
Loss from operations	(4.56)	(0.74)	515.7%
Net (loss) income	(4.72)	0.38	NM
Basic and diluted (loss) earnings per share	(2.04)	0.18	NM

Note: pp represents percentage points; NM represents not meaningful.

•	Revenue was $0.89 million for the six months ended June 30, 2024, compared to 1.36 million for the same period of last year.
•	Gross profit was $0.75 million for the six months ended June 30, 2024, compared to $0.86 million for the same period of last year.
•	Gross margin was 84.8% for the six months ended June 30, 2024, increased by 21.5% from 63.2% for the same period of last year.

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•	Loss from operations was $4.56 million for the six months ended June 30, 2024, compared to income from operations of $0.74 million for the same period of last year.
•	Net loss was $4.72 million for the six months ended June 30, 2024, compared to net income of $0.38 million for the same period of last year.
•	Basic and diluted loss per share were $2.04 for the six months ended June 30, 2024, compared to basic and diluted earnings per share of $0.18 for the same period of last year.

First Six Months of Fiscal Year 2024 Financial Results

Revenue

Revenue decreased by $0.5 million, or 34.8%, to $0.89 million for the six months ended June 30, 2024, from $1.36 million for the same period of last year. The decrease in revenue was mainly attributable to the decrease in revenue from technological consulting services for smart campus solutions in the first six months ended June 30, 2024.

Revenue from tailored job readiness training services decreased by $83,297, or 8.8% to $0.86 million for the six months ended June 30, 2024, from $0.94 million for the same period of last year, which was mainly attributed to the loss of certain customers, which reduced revenue contribution from tailored job readiness training services.

Revenue from providing smart campus related technological consulting service decreased by $0.4 million, or 97.4%, to $0.01 million for the six months ended June 30, 2024 from $0.41 million for the same period of last year. The decrease was primarily because two projects were completed for the six months ended June 30, 2024 as compared to six completed projects for the same period of last year. Also, the size and the scope of the projects carried out in the six months ended June 30, 2024 were smaller compared those completed in the six months ended June 30, 2023, and the service fees charged by the Company decreased accordingly.

In order to ensure the quality of course content delivered to students and to meet international standards, the Company developed, edited, and published 12 English textbooks and course materials with an emphasis on language training, and distributed these materials to students enrolled with Fuzhou Melbourne Polytechnic, a three-year college in China (“FMP”) and Strait College of Minjiang University, a four-year university in China (“Strait College”). In 2021, the Company engaged a publisher to handle the printing of these textbooks and course materials. Under the Company arrangement with the publisher, the Company charge 8% royalties for each book and the Company do not receive royalties for the first 5,100 copies of each book. Revenue from textbooks and course material sales increased by $13,476, or 100.00%, to $13,476 for the six months ended June 30, 2024 from nil for the same period of last year. The increase was mainly attributed to the increased demand for textbooks and course materials. According to the Company’s agreement with the publisher, the Company will be able to receive a fee only when the number of copies printed by the publisher exceed a pre-determined volume.

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Cost of Revenues

Cost of revenue decreased by $0.36 million, or $73.00%, to $0.14 million for the six months ended June 30, 2024 from $0.50 million for the same period of last year, primarily due to reduced average size and scope of the technology consulting projects completed in the six months ended June 30, 2024. Accordingly, costs associated with hardware and components installation in Technology Consulting Services for Smart Campus related projects decreased significantly when comparing the six months ended June 30, 2024 to the six months ended June 30, 2023. Cost of revenue accounted for 15.2% and 36.8% of total revenue for the six months ended June 30, 2024 and 2023, respectively.

Gross Profit

Gross profit decreased by $0.1 million, or 12.6%, to $0.75 million for the six months ended June 30, 2024 from $0.86 million for the same period of last year, while gross profit margin increased by 21.5% to 84.8% for the six months ended June 30, 2024 from 63.2% for the same period of last year. The decrease in gross profit was primarily due to a decrease in gross profit contribution from smart campus related technological consulting services, which mainly resulted from the decrease in average project size and average gross profit per project for the six months ended June 30, 2024 compared to the same period of last year.

Allowance for Doubtful Accounts

The Company maintain allowance for doubtful accounts for estimated losses. The Company review accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company consider various factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful. Allowance for doubtful accounts was $2.56 million and $24,554, for the six months ended June 30, 2024 and 2023, respectively. The allowance for doubtful accounts for the six months ended June 30, 2024 was mainly related to working capital provided for the two colleges, FMP and Strait College, which were expected to have collectability issues and allowance for doubtful accounts were made for the estimated losses.

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Operating Expenses

Selling expenses decreased by $0.07 million, or 59.8%, to $0.04 million for the six months ended June 30, 2024 from $0.11 million for the same period of last year. The decrease in selling expenses was primarily attributable to the decrease in salaries and related costs of marketing staff which caused by reduction of three staff in the marketing department.

General and administrative expenses increased by $1.2 million, or 84.5%, to $2.7 million for the six months ended June 30, 2024 from $1.5 million for the same period of last year, primarily due to share based compensation expense of $1.2 million incurred in the six months ended June 30, 2024.

Interest Expenses

Interest expenses increased by $0.04 million, or 36.3%, to $0.16 million for the six months ended June 30, 2024 from $0.12 million for the same period of last year, primarily due to interest expenses on short-term bank loans, loans from third parties and loans from a related party.

Government Subsidy Income

Government subsidy income increased by $0.05 million, or 100%, to $0.05 million for the six months ended June 30, 2024 from nil for the same period of last year, primarily due to value-added tax refund from the tax authority.

Other (Expense) Income, Net

Other expenses increased by $0.3 million, or 121.2%, to $0.06 million for the six months ended June 30, 2024 from other income of $0.26 million for the same period of last year, primarily due to forfeiture of advance from a supplier of $0.3 million due to project cancellation in 2023.

Income Tax Expenses

Income tax expenses were nil and $1,966 for the six months ended June 30, 2024 and 2023, respectively, as the operating entities in China did not generate taxable income in the six months ended June 30, 2024.

Net (Loss) Income

Net loss was $4.7 million for the six months ended June 30, 2024, compared to net income of $0.38 million for the six months ended June 30, 2023. Basic and diluted loss per share were $2.04 for the six months ended June 30, 2024, compared to basic and diluted earnings per share of $0.18 for the same period of last year.

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Financial Condition

As of June 30, 2024, the Company had cash of $84.15 million, compared to $20.34 million as of December 31, 2023.

Net cash used in operating activities was $1.28 million for the six months ended June 30, 2024, compared to $1.72 million for the same period of last year.

Net cash provided by investing activities was $40.00 million for the six months ended June 30, 2024, compared to nil for the same period of last year.

Net cash provided by financing activities was $25.07 million for the six months ended June 30, 2024, compared to $1.25 million for the same period of last year.

About China Liberal Education Holdings Limited

China Liberal is an educational services provider headquartered in Beijing, China. China Liberal provides a wide range of services, including technological consulting for Chinese universities to improve their campus information and data management systems, designed to enhance the teaching, operating, and management environment of the universities, thus establishing a "smart campus." Additionally, China Liberal offers tailored job readiness training for graduating students. For more information, please visit the Company's website at http://ir.chinaliberal.com/.

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Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's expectations and projections about future events, which the Company derives from the information currently available to the Company. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those using terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. When evaluating these forward-looking statements, you should consider various factors, including our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required by law. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can provide no assurance that these expectations will prove to be accurate, and it cautions investors that actual results may differ materially from the anticipated results. Investors are encouraged to review the risk factors that may affect future results in the Company's most recent annual report on Form 20-F for the year ended December 31, 2023 and in its other filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

China Liberal Education Holdings Limited

Email: ir@chinaliberal.com

Ascent Investor Relations LLC

Tina Xiao

President

Phone: +1 646-932-7242

Email: investors@ascent-ir.com

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China Liberal Education Limited

Condensed Consolidated Balance Sheets

	As of June 30,	As of December 31,
	2024	2023
ASSETS	(Unaudited)
CURRENT ASSETS
Cash	$84,147,075	$20,337,847
Accounts receivable, net	1,462,571	1,453,230
Advance to suppliers	322,331	3,521,176
Inventories, net	144,862	167,493
Prepaid expenses and other current assets, net	99,954	114,732
Receivable from disposal of subsidiaries	-	40,000,000
TOTAL CURRENT ASSETS	$86,176,793	$65,594,478
NON-CURRENT ASSETS
Goodwill on acquisitions	6,747,543	6,747,543
Property and equipment, net	3,275	5,157
Intangible assets, net	312,836	351,680
Right-of-use assets	70,987	102,509
TOTAL NON-CURRENT ASSETS	$7,134,641	$7,206,889

TOTAL ASSETS	$93,311,434	$72,801,367

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Account payables	$432,261	$571,432
Contract liabilities	-	212,473
Short-term bank loan	437,154	32,191
Taxes payable	1,185,754	1,438,658
Due to related parties	679,730	1,395,225
Lease liabilities	65,799	63,410
Loans from third parties	1,668,053	1,589,702
Accrued expenses and other current liabilities	835,992	928,816
TOTAL CURRENT LIABILITIES	$5,304,743	$6,231,907

NON-CURRENT LIABILITY
Lease liabilities	-	32,525
TOTAL NON-CURRENT LIABILITY	-	32,525
TOTAL LIABILITIES	$5,304,743	$6,264,432

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.015 par value, 500 million shares authorized, 28,816,663 and 3,351,336 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively*	$432,250	$5,028
Additional paid-in capital*	97,861,862	72,142,580
Statutory reserve	1,006,384	1,006,384
Accumulated deficits	(11,511,722)	(6,786,949)
Accumulated other comprehensive income	217,917	169,892
Total shareholders' equity	$88,006,691	$66,536,935

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$93,311,434	$72,801,367

* On January 19, 2024, the Company consolidated its ordinary shares of fifteen (15) ordinary shares with par value of $0.001 per share each into one (1) ordinary share with par value of $0.015 per share each. Immediately following the share consolidation, the authorized share capital of the Company became $7.5 million divided into 500,000,000 ordinary shares of $0.015 par value each.  All shares and associated amounts have been retroactively restated to reflect the reverse stock split.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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China Liberal Education Holdings Limited

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

	For the six months end June 30,
	2024	2023
REVENUE	$885,804	$1,358,617
COST OF REVENUE	(135,008)	(499,788)
GROSS PROFIT	750,796	858,829

OPERATING EXPENSES
Allowance for doubtful accounts	(2,563,577)	(24,554)
Selling expenses	(44,662)	(111,098)
General and administrative expenses	(2,700,351)	(1,463,385)
Total operating expenses	(5,308,590)	(1,599,037)

LOSS FROM OPERATIONS	(4,557,794)	(740,208)

OTHER (EXPENSES) INCOME
Interest income	562	975
Interest expenses	(162,884)	(119,479)
Government subsidy income	50,891	-
Other (expense) income, net	(55,548)	262,403
Total other (expenses) income, net	(166,979)	143,899

Loss before income taxes	(4,724,773)	(596,309)
Income tax expenses	-	(1,966)
Net loss from continuing operations	(4,724,773)	(598,275)
Net income from discontinued operations	-	974,486
Net (loss) income	(4,724,773)	376,211

COMPREHENSIVE INCOME (LOSS)
Total currency translation differences arising from consolidation	48,025	57,460
TOTAL COMPREHENSIVE (LOSS) INCOME	$(4,676,748)	$433,671

(Loss) earnings per share
Basic and diluted	$(2.04)	$0.18

Weighted average number of shares outstanding
Basic and diluted	2,321,643	2,106,556

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China Liberal Education Holdings Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the six months ended June 30,
	2024	2023
Cash flows from operating activities
Net (loss) income	$(4,724,773)	$376,211
Net income from discontinued operations	-	974,486
Net loss from continuing operations	$(4,724,773)	$(598,275)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Allowance for accounts receivable	4,510	(53,507)
Allowance for inventory	-	3,645
Allowance for prepaid expenses and other current assets	(16,631)	78,061
Depreciation of property and equipment	1,776	6,491
Amortization of intangible assets	30,967	32,064
Non-cash lease expenses	29,371	-
Share-based compensation	1,256,504	-
Changes in operating assets and liabilities:
Accounts receivable, net	(47,612)	326,605
Advance to suppliers	3,140,123	-
Inventories, net	18,910	-
Prepaid expenses and other current assets	29,328	(99,391)
Accounts payable	(126,919)	(416,048)
Contract liabilities	(186,045)	(886,852)
Taxes payable	(221,359)	66,186
Lease liabilities	(28,128)	2,197
Accrued expenses and other current liabilities	(442,768)	(186,021)
Net cash used in operating activities from continuing operations	(1,282,746)	(1,724,845)
Net cash used in operating activities from discontinued operations	-	(3,364,997)
Net cash used in operating activities	(1,282,746)	(5,089,842)

Cash flows from investing activities
Other receivable	40,000,000	-
Net cash provided by investing activities from continuing operations	40,000,000	-
Net cash used in investing activities from discontinued operations	-	(64,586)
Net cash provided by (used in) investing activities	40,000,000	(64,586)

Cash flows from financing activities
Repayment of advances from a related party	(198,470)	(5,563)
Proceeds from loans from third parties	519,160	1,252,108
Repayment of loans from third parties	(553,808)	-
Proceeds from short-term bank loans	412,736	-
Net proceeds from issuance of ordinary shares	24,890,000	-
Net cash provided by financing activities from continuing operations	25,069,618	1,246,545
Net cash provided by financing activities from discontinued operations	-	2,459,821
Net cash provided by financing activities	25,069,618	3,706,366

Effect of changes of foreign exchange rates on cash	22,356	(34,351)
Net increase (decrease) in cash	63,809,228	(1,482,413)
Cash, beginning of period	20,337,847	13,650,071
Cash, end of period	$84,147,075	$12,167,658

Reconciliation of cash, beginning of period
Cash from continuing operations	$20,337,847	$12,121,824
Cash from discontinued operations	-	1,528,247
Cash, beginning of period	$20,337,847	$13,650,071

Reconciliation of cash, end of period
Cash from continuing operations	$84,147,075	$11,646,021
Cash from discontinued operations	-	521,637
Cash, end of period	$84,147,075	$12,167,658

Supplemental disclosure of cash flow information:
Cash paid for interest expense	-	-
Cash paid for income tax	-	2,324

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